# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANDMARK BANCORP INC, CIK 0001141688
CUSIP: 51504L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 701 POYNTZ AVENUE, MANHATTAN, Kansas (KS), 66502
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000898358

## Reporting persons
- KORNITZER CAPITAL MANAGEMENT INC /KS: type of reporting person: investment adviser (IA); citizenship or place of organization: Kansas (KS); sole voting power 390,852; shared voting power 0; sole dispositive power 0; shared dispositive power 117,221; aggregate amount beneficially owned 390,852 (6.4% of the class)

## Item 1. Issuer
Name of issuer: LANDMARK BANCORP INC
Address of issuer's principal executive offices: 701 POYNTZ AVENUE, MANHATTAN, KANSAS, 66502

## Item 2. Person Filing
Name of person filing: Kornitzer Capital Management, Inc.
Address of principal business office or, if none, residence:
5420 W. 61st Place
Mission, KS 66205
Citizenship: Kansas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 390,852
Percent of class: 6.4%
Sole power to vote or to direct the vote: 390,852
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 117,221

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Kornitzer Capital Management, Inc. is an investment advisor with respect to the shares of common stock for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the common stock of Landmark Bancorp. Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KORNITZER CAPITAL MANAGEMENT INC /KS: Joe Neuberger, President (01/20/2026)